Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

ENTERGY CORPORATION

Moderator: Paula Waters

January 31, 2012

10:00 am CT

Operator: Good day everyone and welcome to the Entergy Corporation Fourth Quarter 2011 Earnings Release conference call. Today’s call is being recorded. At this time for introductions and opening comments, I would like to turn the call over to Vice President of Investor Relations, Ms. Paula Waters. Please go ahead.

Paula Waters: Good morning and thank you for joining us. We’ll begin this morning with comments from Entergy’s Chairman and CEO, Wayne Leonard, and then Leo Denault, our CFO, will review results. In an effort to accommodate everyone with questions this morning, we request that each person ask no more than two questions. As part of today’s conference call, Entergy Corporation makes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Additional information concerning these factors is included in the company’s SEC filings. Now, I’ll turn the call over to Wayne.

Wayne Leonard: Okay, thanks, Paula. Good morning everyone. At our Analyst conference last April and since then, we’ve discussed our plans and strategies to positively resolve overhang issues that are negatively influencing your view of our future prospects.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

At EEI in November, I made a number of personal predictions on how I saw the future playing out. One was that we would find the right partner and financial structure to allow a divestiture of our transmission business in a way that it is in all stakeholders’ best interests. Another was that Vermont Yankee would not be shut down. While neither of those are closed issues as of today, we are pleased with our progress. As for other viewpoints I expressed, I stand by those as well, and while we don’t have specific outcomes to report today we have been equally active in making them a reality.

Starting in Vermont, consistent with our in-depth analysis, on January 19th the U.S. District Court for the District of Vermont declared unconstitutional the State of Vermont’s attempts to force the Vermont Yankee nuclear plant to close on March 21st of this year. The Court ruled that Vermont Act 160 and a provision in Vermont Act 74 were preempted by the federal Atomic Energy Act because they were enacted with radiological safety concerns in mind. Act 160, passed by the Vermont legislature in 2006, requires legislative approval for continued operation after March 21, 2012, before the Vermont Public Service Board could decide whether to grant a Certificate of Public Good, or CPG, to Vermont Yankee. The provision struck down in Act 74 had required legislative approval for storage of spent nuclear fuel from operations after March 21, 2012.

The Court found that quote “there is overwhelming evidence in the legislative record that Act 160 was grounded in radiological safety concerns and the concomitant desire to empower the legislature to act on those concerns in deciding the question of Vermont Yankee’s continued operation” end quote. Similarly, the Court concluded that quote “radiological safety concerns were the primary motivating force for enacting Act 74, in particular the requirement for affirmative legislative approval for spent fuel storage after March 21, 2012” end quote.

Furthermore, the Court found that the issuance of a CPG for continued operation cannot be conditioned on a below-wholesale-market power purchase agreement with Vermont or the Vermont utilities, or Vermont Yankee selling power to the Vermont utilities at rates below those available to wholesale customers in other states.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

Over the last few years, there’s been a nearly constant Entergy bashing in Vermont, of among other things, our company’s integrity and our trustworthiness. We have chosen to not engage those attacks in the media. However, Judge Murtha’s meticulous 102-page order rejects the state’s assertion quote “Entergy comes to the court with unclean hands” end quote. By stating quote “defendants have offered no evidence Entergy acted inequitably or in bad faith and the Court holds this argument unpersuasive” end of quote.

The Court’s decision is good news; good news for our 600 employees at Vermont Yankee, the environment and community. It also supports the proposition that the rule of law applies to everyone. The American justice system is blind in its application but sees the facts beyond the surface in getting to the truth. Since the ruling was issued a little over a week ago, the number one question being asked is, “What are the next steps?”

We do not know what Vermont’s next step will be. If they plan to appeal Judge Murtha’s Decision to the Second Circuit Court of Appeals, they are required to file a Notice with the Court by February 21st. As for us, we are considering our options for recovering from the State of Vermont the costs and attorney fees incurred in the case thus far. In addition, today we filed a Motion with the Vermont Public Service Board asking the Board to take action in the existing CPG Docket without further proceedings, to grant a new CPG or amend the existing one to permit operation of VY through March 21, 2032.

As a reminder, in March 2008, we filed a request with the Board to issue the CPG for operation past March 2012. Hearings were held in the second quarter of 2009, followed by the filing of Proposals for Decisions and initial briefs by the parties in July 2009. With the Judge finding that no nuclear safety or power contract issues can be the basis for denial, we believe there is nothing standing in the way of issuing the CPG. We believe the evidence is complete and supports a decision to allow continued operation.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

The law does allow the plant to continue to operate past March of two thousand — March 21st if a decision on a new CPG has not been made. Now, there may be arguments that the issuance of the CPG is premature, and until the State decides whether to appeal the decision, and if so, the appeals process is exhausted. But nonetheless, the record in the case is complete now.

In other license renewal news, the Pilgrim nuclear station came one step closer to obtaining the 20-year extension of its operating license. On January 11th, the Atomic Safety and Licensing Board, or ASLB, dismissed the last pending late-filed contention and formally terminated proceedings before them with the words DENIED and TERMINATED in capital letters. Five appeals of ASLB decisions, including this most recent one, have been filed with the Commission.

As we stated in our August 23rd motion, NRC regulations allow for the staff to issue Pilgrim’s license renewal with appeals pending. That motion remains pending with the NRC. Our issuance of Pilgrim’s extended operating license might not occur until all appeals are resolved. As we have stated repeatedly in the past, the NRC’s timely renewal doctrine allows for continued operation past June 8th if our application remains unresolved at that time.

In the State of New York, preparations have begun for hearings before the ASLB on Indian Point’s license renewal application. There are currently 14 consolidated issues admitted into proceeding that will be the subject of the hearings which are expected to begin in the third quarter. On a parallel path, hearings continued from October 2011 through January of this year before Administrative Law Judges of the New York State Department of Environmental Conservation, or DEC, and were completed for the designated first set of issues.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

Issues covered in the first phase were the efficacy of our wedgewire screen proposal; whether the DEC properly denied the water quality certification application based upon the impact, if any, of the leakage of radiological material into the groundwater beneath Indian Point; and whether Indian Point impairs the best uses of the Hudson River.

Remaining issues include endangered species considerations, the management of heated water discharges, and whether cooling towers are the best technology available on this site. The trial on the remaining issues is expected to resume later this year, but an end date is not clear at this time. The start of these hearings is certainly a milestone in both the NRC and state processes, but I would note that Pilgrim entered this hearing stage on its NRC application in April 2008, nearly four years ago. And Pilgrim had two admitted contentions in the NRC license renewal proceedings versus the 14 consolidated contentions before the ASLB for Indian Point today. The decision on Indian Point’s continued operation ultimately rests with the NRC.

The water quality proceedings before the New York DEC are focused primarily on the evaluation of operations with cooling towers versus operations with our proposed wedgewire screen alternative, or simply maintaining the status quo. And nothing has changed my view that these proceedings, including any appeals, could take many years to complete.

While we do recognize certainty has value to all stakeholders, during the potentially extended timeframe it takes for the NRC to render a final decision, Indian Point can continue to operate under the NRC’s timely renewal doctrine. Actually, that is pretty close, pretty certain itself. In other words, the weight of the pile of contentions the NRC must wade through does not lead to an expeditious shutdown, but more likely that this process could extend deeply into the license extension period we are asking for. It could be a horse race on which process takes longer to litigate, the federal or the state.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

In other EWC matters, Entergy closed on its acquisition of the 583-megawatt Rhode Island State Energy Center power plant in late December. The RISEC plant is an efficient plant that diversifies EWC’s position across the dispatch curve and provides us with additional dispatch flexibility to extract value from market volatility and enhances our ability to manage risk and value across our New England portfolio, something we’ve seen in recent weeks.

EWC will continue to focus on managing open portfolio commodity risk and actively seeking optimal hedging products, volumes and timing going forward. At year-end 2011, EWC had sold 88% of nuclear generation for this year and 81% for next year, at prices that are now $7 to $15 per megawatt-hour above current market.

At the Utility, on December 5th we announced that the Boards of Directors of Entergy and ITC Holdings approved an agreement by which Entergy will divest and then merge its transmission business into a subsidiary of ITC through a Reverse Morris Trust structure. We will seek various approvals for the transaction, including from each of Entergy’s retail regulatory jurisdictions. We believe this transaction provides tangible benefits to customers and all other stakeholders. Moreover, this outcome is consistent with congressional intent and FERC’s policy and direction, and it also addresses transmission issues raised by other entities that rely on the operating companies’ transmission system.

Immediately following the announcement, we began working jointly with ITC to obtain an understanding of our regulators’ perspective on the proposed transaction in advance of initiating any regulatory filings. We fully intend those filings will address any issues of concern. We will make the change of control filings once this vetting process is complete. The target to close the transaction remains in 2013.

One prerequisite to the closing calls for the Entergy system to have all the necessary approvals from the state and local regulatory jurisdictions to join a regional transmission organization. And

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

progress continues on that front, with change of control filings to join the Midwest Independent System Operator, or MISO made in all jurisdictions except Texas. Texas operates under a requirement to issue an order within 180 days of the filing, and as a result, we want to let other jurisdictions make further progress on our request to join MISO before Texas is required to issue a decision.

Procedural schedules in the MISO change of control proceedings before the Louisiana Public Service Commission and the Arkansas Public Service Commission have hearings occurring in May and in early June, followed by potential decisions shortly thereafter. Decisions in the other jurisdictions are expected by the third quarter of 2012. It is our belief that change of control filings to join MISO should be considered separately from the ITC transaction.

In other Utility regulatory developments, Entergy Texas filed a rate case in late November requesting a to — a $112 million base rate increase and a 10.6% ROE. The rate case will also set baselines for transmission and distribution, as well as purchased power capacity costs that could be used in future rider recovery mechanisms. Transmission and distribution riders have already been authorized and the Public Utility Commission of Texas opened a rulemaking project last year to consider a purchased power capacity rider mechanism as well. In the Entergy Texas rate case the parties have agreed to a schedule that contemplates a final decision by July 30th with ultimate rates relating back to June 30th.

In Louisiana, in mid-November, the Louisiana Public Service Commission approved one-year extensions of the formula rate plans for Entergy Louisiana and Entergy Gulf States Louisiana. As part of the approval for the extensions, both Louisiana utilities will be required to file base rate cases by January of 2013. Also for Entergy Louisiana, the FRP extension included a provision related to the Waterford 3 steam generator replacement project initiating recovery without any regulatory lag through the May FRP filing, assuming an in-service date at the beginning of 2013, subject to refund and prudence reviews. Any overearnings will be applied to reduce the incremental revenue requirement. These rates are expected to stay in place until completion of Entergy Louisiana’s base rate case to be filed in January of 2013.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

In Mississippi, developments, two more independent firms hired by the Mississippi Public Service Commission have completed their review of Entergy Mississippi’s fuel and energy procurement practices and procedures. Moreover, these latest audits continue to confirm that there have been no improper charges by the company to its customers. The fuel audits are the sixth and seventh MPSC-commissioned independent audits since 2008. All have reached the same conclusion. Inquiries into Entergy Mississippi’s fuel purchase practices began after rising gas prices led to a 28% increase in the typical Entergy Mississippi residential bill. Earlier this month, the Mississippi Public Service Commission voted unanimously to certify the audits and file them with the state legislature.

In 2012, the Utility has a full agenda once again addressing regulatory and capital project initiatives. In addition to the annual formula rate plan filings in Louisiana, Mississippi and New Orleans, the Utility will complete the rate case in Texas and prepare for rate case filings in Louisiana, as well as potentially other retail jurisdictions as they plan for the proposed integration into MISO. The Utility will also seek approval of the change of control filings to join MISO by third quarter, while separately pursuing approvals for the spin-merge of the transmission business. Further, the Utility will focus on cost-efficient integration planning to enable a seamless transition to MISO and for the spin-merge of the transmission business. In addition, Entergy Arkansas will continue to prepare for its exit of the Entergy system agreement, now less than two years away.

At Nuclear, two major capital projects will be completed in 2012. First in the spring, the approximate 178-megawatt uprate at Grand Gulf is scheduled to be completed during the refueling outage. Once the uprate is installed, the reactor at Grand Gulf will have the largest capacity of any single nuclear generating unit of its type in this nation. Then, in Waterford 3’s fall refueling outage, the steam generator and vessel head replacement project is scheduled to be installed.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

In the Utility’s fossil generation fleet, the process to obtain regulatory approval in Louisiana to issue a full notice to proceed on construction of Ninemile Unit 6, a 550-megawatt combined cycle power plant, is nearing completion. New Orleans’ regulators are expected to give final approval for Entergy New Orleans’ 20% participation in the Ninemile 6 project at the February 2nd City Council meeting.

At EWC, goals for 2012 are consistent with prior years. Beyond our overarching objective of safe and secure operations of the nuclear fleet, we expect to close out Pilgrim’s license renewal proceedings and of course, defend against any attempt to nullify or overturn any part of the Federal Court’s recent decision of January 19, 2012.

While resolution at Indian Point will not occur this year in the regulatory setting at least, EWC will continue to establish a fact-based record of compliance with all the laws and regulations in the NRC license renewal proceeding and in the water quality proceedings before the New York DEC.

Should an opportunity for achieving certainty at Indian Point arise that is fair to all stakeholders, you can be assured we will pursue that with a number of creative ideas and have an open mind to the needs and ideas of others. EWC will also continue to apply its dynamic point of view in the midst of uncertain and rapidly evolving commodity markets weighing fundamental views of natural — future natural gas and power prices against forward hedging opportunities that exist in the market. Finally, we will communicate updates through our long-term financial objectives at a future date. Among other factors, timing will depend upon when there is better clarity around long-term commodity price paths and as the transmission spin-merge transaction progresses.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

2011 was once again a strong year, financially and operationally. At the Utility we maintained reliability of the bulk electric system through 2011 ice events, tornadoes and record flooding. Then in the summer, we set a new record for non-coincident peak hour loads for the system in three of our four jurisdictions. At the same time, we improved our JD Power and Associates customer satisfaction scores, with two jurisdictions noted among the most improved utilities.

EWC continued to set operational records. The longest continuous runs were completed at Pilgrim at 642 days and at the once seriously troubled Cooper unit in the in the Nebraska at 483 days. And Vermont Yankee and Pilgrim were evaluated, once again, in the excellence category compared to peers, a distinction held by a total of five plants in Entergy’s nuclear fleet.

Financially, operational earnings per share of $7.62 exceeded last year’s record of $7.10, marking the 11th record in the last 12 years. And operating cash flow remained strong at $3.1 billion. This did not equate to similar record performance in the 2011 shareholder return. Earnings have grown at a compound average annual rate of 10% in the last 13 years since the end of 1998. Although the 2011 earnings reporting season has just begun, the 12-year annual average earnings growth rate for the members of the Philadelphia Utility Index was about 4% for the end of 2010. So earnings have grown about 2-1/2 times the industry average even in a depressed commodity market.

During this 13-year period since the end of 1998, Entergy shareholder return has averaged 10.6% per year compared to the 6.8% annual return for the Philadelphia Utility Index, or about 150% of the industry average, ranking in the top quartile of the index members. But Entergy’s 2011 total shareholder return was 8.3%, significantly below the 19.3% return by the Philadelphia Utility Index, ranking us in the bottom quartile.

We take no comfort in what we’ve accomplished in the past or the difficulty resolving the overhang issues expeditiously without giving up substantial long-term value. Recent events, such

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

as the ITC transaction announcement and the District Court’s decision on Vermont Yankee, illustrate our commitment and our resolve to do well and do right by our stakeholders. Specifically, we will not be satisfied with anything less than returning to the top quartile in total shareholder return on both an annual and a cumulative basis.

Before closing, I want to take this opportunity to thank two key members of our leadership team whose retirements were announced this morning - Bob Sloan, Executive Vice President and General Counsel, and Gary Taylor, Group President Utility Operations. Both have achieved the end we are all aiming for, to retire having successfully achieved our professional goals, while still having the opportunity to fully enjoy the next phase of our lives.

In Bob’s case, the recent successful outcome in our federal litigation regarding Vermont Yankee tops a distinguished career with Entergy and General Electric before that. During his time with Entergy, Bob reshaped the legal department enhancing the quality and efficiency of legal services to meet the company’s changing needs, developing more robust practice areas and adding key personnel, including in: environmental, labor, nuclear and the federal regulatory area.

Assuming responsibility for the legal organization is Marcus Brown. Marcus is on the call with us today. Marcus has been on point for high profile litigations, including leading the Entergy legal team in the Vermont Yankee case and legal efforts in Entergy New Orleans’ successful emergence from bankruptcy with a full compensation reorganization plan.

Gary’s influence in the company’s success reaches throughout the company in both the Nuclear and in Utility operations. During his seven years in the nuclear operation organization, including the last four as CEO of Entergy Nuclear, Gary elevated safety and operational excellence to best in class. He was instrumental in our acquisition of the Palisades Nuclear Power Plant, and brought together the utility and non-utility into one organization for the first time.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

He brought the same safety and operational excellence focus, along with the commitment to our customers in delivering shareholder return to the Utility business over the last five years. Gary is fully committed to his retirement on May — 31st with a seamless transition to a successor who will be named at a later date. So, you will get every opportunity to extend your well wishes at the upcoming investor conferences to Gary, and I hope you do.

Now, I will turn the call over to Leo. Leo?

Leo Denault: Thank you, Wayne and good morning everyone. In my remarks today, I will cover fourth quarter and full-year 2011 financial results, our cash flow performance for the quarter and the full-year, and a review of our 2012 earnings guidance, including some comments on quarterly timing of results.

In reviewing 2011 results, a few things stand out. We achieved record operational earnings per share for the 7th year in a row and 11 out of the last 12. Utility EPS grew more than 40%. EWC’s nuclear fleet achieved a 93% capacity factor, including two scheduled refueling outages below the 30-day targets. We successfully closed on two plant acquisitions, the 580-megawatt Acadia Plant for the Utility, the 583-megawatt Rhode Island State Energy Center, which will expand EWC’s product options in New England. The Utility announced an agreement to spin off and then merge its transmission business into ITC, and we returned nearly $800 million to shareholders through dividends and share repurchases.

Before I talk about the full-year, I’ll quickly review the financial results for the quarter. Slide 2 summarizes fourth quarter 2011 as-reported and operational earnings results, which were lower at Parent & Other, compared to a year ago, while results were higher at Utility and EWC.

On slide 3, the factors that drove the quarter-on-quarter results are outlined in more detail. Parent & Other operational results declined in the fourth quarter due primarily to higher income tax

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

expense. Parent & Other as-reported results for the quarter included a special item. The special is for expenses incurred in connection with the proposed spin-off and merger of Entergy’s transmission business, which we announced in December.

Now turning to the Utility, earnings in fourth quarter 2011 were higher than last year. The major driver was, again, lower income tax expense. After excluding the effect of a prior year regulatory item that was offset in other income, net revenue was not a significant driver for the quarter. Retail sales declined 1.8%; however, on a weather-adjusted basis increased by 0.6%. Weather was negative for the quarter, versus the positive weather we experienced in the fourth quarter last year. The weather-adjusted sales growth was driven by higher industrial sales, which increased 2.5% quarter-over-quarter as the positive benefits of facility expansions continue. Sales in other retail segments declined compared to fourth quarter a year ago.

At EWC, operational results were higher than fourth quarter last year. The increase was due to a lower effective income tax rate and a reduction in the decommissioning liability, which also reduced decommissioning expense. Partial offsets include the absence of the gain on the sale of our interest in the Harrison County plant, which we sold on December 31, 2010, and lower net revenue.

EWC’s net revenue declined largely as a result of lower energy and capacity pricing for its nuclear fleet. EWC’s nuclear generation was 95% hedged for the quarter, and the average price for the sold portion of the portfolio was around $52 per megawatt hour. The average energy price for — the market energy price for the quarter was $35. The effect of these lower prices was partially offset by higher nuclear volume. Billed sales for the nuclear fleet were up 7.5% with fewer planned and unplanned outage days. The fleet capacity factor was 93% for the quarter, compared to 86% in the prior year.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

On slide 4 we’ve summarized EWC’s adjusted EBITDA for the quarter and full-year. While we have occasionally presented EWC’s adjusted EBITDA in the past, we will now provide this view as part of our quarterly discussions on EWC’s results. For the quarter and full-year, EWC’s adjusted EBITDA was lower than the same periods a year ago. The decrease is largely attributable to the absence of the gain on the sale of Harrison County plant and lower net revenue, as I just discussed.

Slide 5 provides a recap of our cash flow performance for the fourth quarter. Operating cash flow in the current quarter was just under $1 billion, about $240 million higher than the same quarter last year. This change was due to lower pension funding and lower working capital requirements.

Moving to full-year results, slide 6 compares 2011 as-reported and operational earnings to 2010. Higher operational earnings at the Utility were partially offset by lower results at EWC and Parent & Other. On an operational basis, 2011 earnings per share ended the year at $7.62, up 7.3% over 2010. The main drivers for this increase were: an income tax settlement with the IRS recorded in the third quarter of the current year, which reduced income tax expense $382 million, less $199 million regulatory charge to reflect a regulatory agreement to share a portion of the tax benefits with customers; higher Utility net revenue, after excluding the effect of the regulatory charge just mentioned; accretion associated with Entergy’s share repurchase program; and a reduction in the decommissioning liability at EWC, which reduced decommissioning expense. Items providing a partial offset include lower net revenue at EWC and the absence of the gain on the sale at EWC noted earlier.

Slide 7 provides a recap of our cash flow performance for the full-year. For the year 2011, operating cash flow was $3.1 billion, down from a record $3.9 billion in 2010. The decrease is due primarily to the absence of the receipt of roughly $700 million of proceeds associated with storm-related debt issuances for 2008 hurricanes in Louisiana, and lower EWC net revenue.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

Slide 8 details our 2012 operational earnings guidance, which we are affirming today at $5.40 to $6.20 per share. Previously issued as-reported earnings guidance of $5.40 to $6.20 per share for 2012 does not reflect any potential future expenses for the special item in connection with the proposed spin-merge of Entergy’s transmission business. As-reported earnings guidance will be updated to reflect this special item as actual costs are incurred throughout 2012.

The details of our earnings guidance shown on slide 8 should be familiar to you, as most of the drivers have not changed since we initiated guidance last November. In keeping with past practice, we have however adjusted a few line items to reflect final 2011 results including weather, the decommissioning liability adjustment noted at EWC and income tax by segment. While we do not update all line items in our guidance table, we do provide details on assumptions at the time guidance was issued and comparable information today. While we are affirming our operational earnings guidance range, we already know of some challenges that I’d like to highlight.

First I’d like to touch on commodity prices. Since the end of the third quarter we’ve seen natural gas and power prices decline roughly 20% across the curve through 2016. As you know, there’s been some rebound in the last week or so. For EWC’s plants in the Northeast market, 2012 market energy prices now average in the range of $35 per megawatt hour compared with an average unsold energy price assumption of $46 reflected in guidance. Conversely, forward markets for New York capacity have shown signs of initial recovery from their low point last summer.

Another headwind that we face for 2012 is pension expense. When we issued guidance we assumed a pension discount rate of 5.6%. The final pension discount rate is 5.1%. This lower rate, combined with other updated assumptions, will result in higher pension expense. We estimate the earnings impact will be in the range of 24 cents per share below the guidance mid-point assumption. Some offsets include lower interest costs, lower depreciation, and the capacity

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

prices that I mentioned earlier. With that in mind, earnings estimates currently point to the bottom of the range. That said, it is still early and a focus on things we can control such as spending levels and operations. We will continue to work towards offsetting these challenges and keep you updated on our progress.

One last point on 2012 as it relates to quarterly results. While we do not provide quarterly guidance, slide 9 outlines some key events to keep in mind in considering the quarters. 2011 earnings were heavily weighted in the third quarter due to the IRS settlement and associated regulatory reserve. 2011 EPS includes a 52 cents of weather primarily in the second and third quarters. Utility net revenue can be affected by seasonality as well as the timing of regulatory rate actions such as the Entergy Texas rate action which we are assuming effective around mid-year. We’re also assuming Hinds and Hot Spring acquisitions and the Grand Gulf uprate to be placed in service around mid-2012. At EWC, the fourth quarter of 2011 included an adjustment to the decommissioning liability which reduced decommissioning expense 12 cents. While there is ongoing impact of this adjustment it is not significant. Quarter over quarter non-fuel O&M variances are affected by both the timing of spending and the occurrence or absence of specific events. Finally tax items are lumpy by nature. Significant tax benefits in 2011 were realized in the second and third quarters.

In closing, I’d like to recap some accomplishments from this past year that position us well for the future. We completed the RISEC acquisition, which adds a new flexible plant to the New England market. EWC also added nuclear hedges last year, particularly for 2013 delivery where the energy sold forward position more than doubled to 81%. This provides additional certainty on future revenue streams, not only increasing the volume hedged but also prudently utilizing firm product structures to address a challenging commodity market and unique portfolio positions such as pending license renewals.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

Looking ahead to 2012, EWC will continue our focus in key areas of the merchant generation business, including license renewal for our nuclear plants, our analytical and market facing capabilities, and positioning EWC to capture the long-term potential upside from heat rate expansion.

At the Utility, in 2011 we continued to build on Utility’s progress to give the operating companies the opportunity to earn their allowed return on equity. The growth story for the Utility based on productive investments and flexible regulatory mechanisms remains intact.

As we plan our strategies and initiatives for the future we continue to take the steps necessary to maintain financial flexibility as reflected in solid credit metrics and strong liquidity. As an example the ITC spin-merge transaction will increase flexibility of the Utility’s investment alternatives and protect credit quality of Entergy and its operating companies.

I can assure you the management team is focused every day on accomplishing the goals that Wayne laid out for you earlier this morning towards the overarching financial goal of creating and delivering sustainable long-term value to all of our stakeholders.

And now the Entergy team is available for your questions.

Operator: Thank you. If you do have a question at this time, please press star 1 on your touch-tone phone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star 1 if you have a question. We’ll pause for just a moment to assemble our queue. We’ll take our first question from Jonathan Arnold with Deutsche Bank.

Jonathan Arnold: Oh hi good morning.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

Confirmation # 6779942

Male: Morning Jonathan.

Jonathan Arnold: My first question is on some of the tax items. I — just reading the footnotes to the variance table you talk about the consolidated adjustments which net to zero and also the shift of the nuclear power marketing, but within Utility you also highlighted favorable income tax adjustments and then apparent unfavorable income tax reserve adjustments. Any chance you could quantify those or give us a sense of whether they netted out or — and what was sort of the net impact of tax adjustments in the quarter?

Leo Denault: Well the net impact wasn’t that significant. You’ve got the consolidated tax savings, those adjustments are all net to zero just shifting between Utility, EWC, Parent & Other and the impact of all the other adjustments was pretty close to zero as well. So the overall effective tax rate if you look at that is 36%.

Jonathan Arnold: So then that is just noise within the segments that you’re referencing then?

Leo Denault: Correct, correct.

Jonathan Arnold: Okay. And on a year to date basis, is there a, is there a similar number you could give us?

Leo Denault: Well on the year to date basis the big issue that we have is the IRS tax settlement which effectively turns a temporary difference to a permanent difference and that was the big third quarter adjustment that we have. Other than that we make all of those consolidated tax adjustments in the fourth quarter so those are all embedded in the year as well but the big item for taxes for the year was the IRS settlement, that’s the $382 million that I mentioned. But the — in the third quarter but then you also have the offset because of the regulatory sharing agreement of $199 million in the same quarter which impacted the Utility segment’s revenue.

ENTERGY CORPORATION

Moderator: Paula Waters

01-31-12/10:00 am CT

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Jonathan Arnold: So thanks Leo. Then if I may on another topic, Wayne I think you mentioned the sort of thought that the Vermont PSB would sort of reopen the existing proceedings they have on the certificate of public good. Is it possible that they could start a new proceeding all together and what are your thoughts on sort of those two different routes?

Wayne Leonard: Well we’ve have a lot of discussion among ourselves about what we think they may or may not do. And if there’s four of us in the discussion there’s four different opinions on what they may or may not do. So the — I’m really not going to speculate about that. We expect that they will follow the law. We expect that they will follow the record at some point in time in this case. I expect that there will be pressure to let the appeal, if they appeal, exhaust before they make that decision. But we’re just going to have to wait and see first of all whether the state decides to appeal.

Jonathan Arnold: Okay, great. Thank you.

Wayne Leonard: Uh huh

Operator: And we’ll go next to Steven Fleishman with Bank of America Merrill Lynch.

Steven Fleishman: Thank you. First Bob and Gary best of luck just in case I don’t get to see you. And on a questions the — Leo on the pension increase that you’re projecting now for 2012, the additional 24 cents. Is there a way to break that out between the effect to the utilities versus the effect to the other the unregulated businesses?

Leo Denault: Yes there is. It’s about — in general our pension liabilities are about 75% of the Utility and 25% is the EWC portion of that. So in all of those things when you’re looking whether it’s cash flow statement or whatever that’s a general rule of thumb.

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Steven Fleishman: Okay and does it — you know, obviously that may mean that you underearn a little more in 2012 so does this potentially change any thoughts on timing of rate cases?

Leo Denault: Well what — the way pension — net pension expense runs through the regulatory mechanisms such that it’s a cost of service. So what we’ll see is anything that has a test year for example of 2012 will include the pension expense that we record in 2012.

Steven Fleishman: Right. So it’ll just get trued up in the formula rates potentially.

Leo Denault: Either the formula rates where in the 60% or so of the business where we have those or in rate cases when they, you know, whenever those are our test year.

Steven Fleishman: Okay. And then I guess my last question is just on the ITC transaction. I know you’re still in the, I think as you called it, the vetting process but on the regulatory side do you have — would it be fair to say to expect filings in the second quarter on the transaction with the states or too hard to pin down still?

Wayne Leonard: Steve this is Wayne, The — I wouldn’t want, you know, I wouldn’t want to discount that or commit to it. We have another round coming up of visits with regulators and actually starts next week. And I’ll have better insight into where we stand at that point in time. So ask me that at our next conference.

Steve Fleishman: Okay.

Wayne Leonard: We’ll have a better idea. Okay?

Steven Fleishman: Great, thank you.

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Operator: And we’ll go next to Ashar Khan with Visium Asset Management.

Ashar Khan: My question has been answered, thank you.

Operator: We’ll go next to Paul Fremont with Jefferies.

Paul Fremont: Thank you. Leo, I guess I thought I heard you earlier say that the nuclear decommissioning impact on the fourth quarter would essentially not affect 2012. What was — what did you reflect in the fourth quarter and why doesn’t it have an impact on ‘12 earnings?

Leo Denault: It’s basically a reset of the liability based on a commitment we made to the State when we acquired the plant that we would review the, you know, the cost to decommissioning at this time. So it’s a step — a commitment we made to that State of Vermont that we would re-estimate what that liability is and so we’re actually just making a change in the liability going forward based on change in assumptions mostly around interest rates, escalation rates, etc. And so that reset of the liability runs through the income statement in the period which you do it. Going forward because the liability is lower there’s an impact between now and the end of the plant’s life but it’s not a big number like this one it’s a much smaller number.

Paul Fremont: Okay.

Leo Denault: It’s just not really the kind of thing that you’re going to notice one way or the other going forward.

Paul Fremont: And going back to taxes if I look at the effective tax rate in the fourth quarter of 2010 it looks to be in the 26% range versus the 37% range this quarter. What were the drivers behind the change in effective tax rate quarter over quarter?

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Leo Denault: We had some — trying not to use the buzzword for it, but basically when we finished up the 2009 tax return in 2010 there’s some adjustments made to what we actually filed versus what we would have estimated at that time and those are made in the fourth quarter. That happens every year it just happened to be a little bit more significant last year at the Utility.

Paul Fremont: Okay. And last for me is — can you update us at all on — I guess you had filed several years ago for a large nuclear decommissioning loss which gave rise to tax benefits? Can you just update us on where you stand in that process? And has the IRS issued any type of ruling on the position that you took?

Leo Denault: Oh are you talking about — when you say filed for a loss are you talking about the tax deduction we took?

Paul Fremont: Right.

Leo Denault: Okay. Now that’s going to be a long time before that gets resolved most likely. We had — if you’re talking about the deduction that we took actually I think on the 2009 return associated with the decommissioning liability at the Northeast plant. You know, that — by the time that comes up to audit cycle by the time we get through review and wherever that’s going to go it’ll be quite a while before we have resolution unless something comes up to settle it sooner.

Paul Fremont: And we should assume that you’re not taking or that you haven’t taken any of those in NOLs as a credit towards earnings or is that not the case?

Leo Denault: Well to the extent that we’ve had resolution for example in the recent tax settlement those things — the recent IRS settlement is kind of an outgrowth of all of that there was a combination of benefit from the tax positions that we took plus we utilized about two and a half billion dollars in the NOL at that point in time. So those do get taken care of as we run through resolution of those issues to the extent that there’s a reserve against those.

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Paul Fremont: Thank you.

Operator: And we’ll go next to Daniel Eggers with Credit Suisse.

Daniel Eggers: Hey, good morning, guys. Just by. . .

Male: Morning

Daniel Eggers: . . . looking at some of your long term planning assumptions that you’ve provided in the fall. I guess my first question is of the four to five billion you thought you could return to shareholders, yet in a lower commodity price environment how is that number being affected? Are you guys still seeing yourselves within that band and what kind of credit metrics should we watch and understand, you know, where you could fall out against that number?

Leo Denault: We would still see ourselves in that band at the amount of repurchases we’ve done since then plus the current dividend. We’re already at the bottom end of that, you know, commodity price movements, the acquisition of RISEC, things like that impact the distributable cash flows and how those will work. And recall that from a buyback point of view we really focus, the buybacks come from either the EWC business the commodity market based business or, unique events like asset sales or things like that. So we still see ourselves in that range but arguably with today’s commodity prices that puts us down in the range rather than up.

Daniel Eggers: Leo, what kind of metrics should we be looking at most specifically as far as, you know, coverage ratios and that sort of thing to kind of calibrate where the balance sheet should be?

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Leo Denault: In terms of which one’s? I’m sorry you were a little bit. . .

Daniel Eggers: Yeah, I guess, you know, FFO to debt, FFO to interest. . .

Leo Denault: Okay.

Daniel Eggers: . . . what kind of coverage metrics are you guys focused on?

Leo Denault: Well we don’t really disclose targets of where we’re trying to go with those. Our metrics have traditionally been very strong within our ratings category. Our debt to capital ratio usually hovers around that 55% debt to cap on a gross basis. We focus mostly on maintaining a significant amount of liquidity to manage the business both, you know, the needs of the Utility but also obviously within EWC. But typically we strive for and we accomplish cash flow metrics that are reasonably strong within the ratings category we are to.

Daniel Eggers: Okay.

Leo Denault: But we don’t give out specific targets or anything like that.

Daniel Eggers: Okay I think — just one last question. I know there’s a lot of work to get done on the ITC transaction but, you know, when you look at the six to eight percent, you know, compound earnings growth, do you guys feel comfortable at those numbers, you know, even if you, you know, just on the traditional distribution business is it traditional utility business ex Transco if you were to look out between now and ‘14?

Leo Denault: Well the six to eight percent objective included the transmission business. We haven’t done anything as Wayne said to reset what would look like once we accomplish this spin and those obviously they went through 2014 anyway. So we really haven’t updated those. We’ll look

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at those as we go forward. Certainly the transmission business is a,— has a lot of capital associated with it, but so does generation. You know, the biggest capex to depreciation spread is in transmission but the biggest numbers are in generation.

Daniel Eggers: Got it, thank you.

Operator: And we’ll take our next question from Julien Dumoulin-Smith with UBS.

Julien Dumoulin-Smith: Good morning.

Male: Morning

Male: Morning

Julien Dumoulin-Smith: So wanted to first address Arkansas as we are looking towards the MISO and ITC transaction and transition respectively, specifically as far as contingencies go I mean I know we’re still a little bit ways away from the end of 2013. But just wanted to hear a little bit about, you know, could Arkansas go independent for a little bit just to — how much of a hard deadline is the end of 2013 vis-a-vis Arkansas and getting this all done?

Gary Taylor: This is Gary and I’ll start with the end part. December 2013 is a firm fixed date. They leave the system agreement in that date and we’ve got to be prepared for them to have an option. And to that point we’ve really been proceeding with really three options — one is basically the RTO with it going to MISO and then the one that would probably most likely if we were not to get there is we’ve also the — is standalone option. That’s obviously not the one that’s in the best interest of our customers and the one that’d be more costly. But we’ve been proceeding with all of those options kind of simultaneously. As soon as we can get an answer from the commission, hopefully here in June then we would basically terminate those others.

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Julien Dumoulin-Smith: At what point do you need to make a formal notification? Let’s say, you know, end of this year it doesn’t look like you gotten — have a determination in hand or what have you. Do you need to make a decision with respect to investments to get yourself ready to make — to transition to an independent system for whatever period of time?

Gary Taylor: We are actually making those investments consistent at the same time right now, so the reality is we’re spending money for both options and the sooner we can get one we would actually terminate one. But we’re assuming that we would go through the end of this year holding both those options open until the commission makes a decision and we need to file with FERC in 2013 for our intention of where we plan to go.

Julien Dumoulin-Smith: All right, great.

Gary Taylor: We have said here. . .

Julien Dumoulin-Smith: Did I cut you off there?

Gary Taylor: No that was fine.

Julien Dumoulin-Smith: All right and then finally just a follow up on the EWC side. In terms of the recent scrutiny of the Palisades plant just kind of commenting around, you know, how you guys see the — how do you guys intend to change operationally your operation of that unit?

Wayne Leonard: I’ll give it to John Herron here, our chief nuclear officer. John.

John Herron: Hi Julien, this is John. A couple things, first of all we’re certainly disappointed with some of the performance issues that we’ve had at Palisades. I can assure you that not only the

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leadership team at the site along with our corporate leadership has put a lot of attention on this facility to make sure that we turn the tides here. We’ve had multiple meetings with the NRC assuring them not only what the cause of some of these issues were but what corrective actions we’ve taken and making sure that the entire organization at Palisades is engaged with making sure that we don’t continue to make some of these human performance errors. But we’ve definitely had significant oversight in making sure that the leadership team there is very focused on turning around this performance at that facility.

Julien Dumoulin-Smith: Just as a follow up. Is there a key review date that we should be looking for to there — sort of a key decision move forward date for NRC in terms of kind of unflagging the unit or anything like that?

John Herron: Well we’re still working with the Nuclear Regulatory Commission on two issues and we haven’t got their final review on that. Typically when you have something like this you’ll have a root cause you’ll have the corrective actions and at typically about a year when you’re able to sit down with the regulatory body and then go through making sure that the corrective actions that you’ve taken have, resolved the issue and that you’re assured yourself that these types of issues won’t continue. So it’s early to say right now what the final date’s going to be but it typically runs about a year from the time you get the final report from the regulatory body.

Julien Dumoulin-Smith: Great thanks for the clarity John.

John Herron: Thank you.

Operator: And we’ll go next to Paul Patterson with Glenrock Associates.

Paul Patterson: Good morning guys.

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Male: Hi Paul

Paul Patterson: Just a follow-up on Paul Fremont’s question on Vermont Yankee, It sounded like there was sort of just generic things like interest rates and what have you that changed the impact of the decommissioning liability. I was just wondering is there any possibility that that could happen at other plants?

Leo Denault: It has happened. I mean we’ve done some of these in the past but there’s no schedule for some of those plants at the moment. This was something that we did as a result of our agreement with Vermont when we acquired the plant, so typically there’s — if there’s some rationale for doing that you’ll go through that process but right now there really wouldn’t be for the other plants.

Paul Patterson: Okay so there’s nothing really on the horizon that could happen in that area?

Leo Denault: Not at the moment.

Paul Patterson: Okay and then just respect to the ITC transmission I’m sorry if I missed this but any sort of follow up with respect to discussions with utility regulators in terms of their – by that I mean sort of the local state regulatory folks, how they’re looking at this and, you know, how they — did their discussions there how they’re responding?

Wayne Leonard: Well yes I mentioned that we planned on at least two rounds with our regulators before we make our filing to make sure that we’re addressing all the issues that are on their mind. We’ve had the first round, Rod and I are doing this personally. The second round starts next week but, you know, the main issues as you are aware, you know, we haven’t really heard any immediate reaction from our regulators publically. They’ve reserved judgment till they see the filing. Obviously they’ve heard over the last few years from a number of parties that, in technical

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conferences, that they believe independence is paramount for our system particularly given the magnitude of the merchant generators. They’ve heard that over and over and over again. So I think the details of how we would plan on proceeding with this, what impact it may have on customer rates, what impact it has on their own authority and ability to influence the construction plan, things of that nature — our — they’re going to want straight answers to those questions. And we think we’ve got good answers for those questions. We wouldn’t have done the deal. But we’ll — like I told Steve, I think it was Steve Fleishman earlier, I’ll reserve judgment on that until this next round and see if after they’ve thought about it new issues arise. I don’t expect new issues to arise, but again the good news is that they have not came out with a premature opinion of the transaction. They’re waiting to see exactly what we file, and that’s what a regulator should do.

Paul Patterson: Okay so it’s pretty much sort of what you’re — what you kind of — within the range of what had expected in terms of reaction, is that’s a good way to characterize it?

Wayne Leonard: Yes I think yes I think it’s like I said it’s in the range of what good regulators should do. Often times across the country you’ve seen regulators react before the filings and we haven’t seen that with our regulators and we appreciate that.

Paul Patterson: Okay, thanks a lot. I appreciate it.

Operator: And we’ll take our last question from Greg Gordon with ISI Group.

Greg Gordon: Thanks. I just wanted to make sure I was clear on the your comments relative to the earnings guidance range guys, so does the you said you would expect to be at the lower end of guidance. Does that include the assumption that you’ve completed the sort of amount of the buyback that’s already been completed but exclude any future buyback or does it exclude that totally?

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Leo Denault: Well the guidance range that we provided, Greg, excluded any repurchases similar to the guidance range that we gave last year. So, you know, within that same set of assumptions, which includes no buybacks, we would point towards the bottom of the range.

Greg Gordon: Okay but you’ve already.

Greg Gordon: But you’ve already executed a small portion of it?

Male: We executed some buyback last year.

Greg Gordon: Okay. And should we presume that given how soft the commodity environment is and that, you know, sort of obviously the impact that would have on cash flow that you would be less anxious to complete the buyback in the next 12 to 18 months? Or is your decision on when to complete the shareholder value return program sort of independent of what’s going on in that space?

Leo Denault: The commodity prices are a factor as they relate to free cash flow. And so that’s a factor that’s considered. There’s — I wouldn’t want to imply that we are preprogrammed to take an action on that regardless of what’s going on there. So to the extent, you know, obviously cash flow’s better, that gives us more flexibility; to the extent that it’s a little bit tighter because of the where the commodity prices are then that’s going to give us pause because it impacts not only our cash flow and our liquidity but certainly we got to, you know, always keep an eye on credit metrics and all of that. So, you know, it’s certainly a major factor in the buyback, particularly given the fact that the buyback is really geared towards distribution of capital that comes out of the commodity-based businesses at EWC.

Greg Gordon: Very clear. Thank you.

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Operator: And that concludes our question-and-answer session. I’d like to turn the conference back over to Ms. Waters for closing remarks.

Paula Waters: Thanks to all for participating this morning. Before we close we remind you to refer to our release and Website for safe harbor and Regulation G compliance statements. Our call was recorded and can be accessed for the next seven days by dialing 719-457-0820, replay code 6779942. This concludes our call. Thank you.

Operator: Thank you everyone that does conclude today’s conference. We thank you for your participation.

END

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.